John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

April 7, 2011

Mr. Houghton R. Hallock, Jr.
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. Hallock:

On February 16,  2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 22 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 25 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”).  The Amendment was filed for the purpose of reflecting a new advisory and sub-advisory relationship for the Union Street Partners Value Fund (the “Fund”), a series portfolio of the Trust that was the subject of a recent proxy statement, as well as to add a new Class C shares to the Fund.

On April 4, 2011, you provided comments to me and my colleague, Cyndie Baughman, relating to the Amendment.  This letter responds to those comments.  Additionally, on April 5, 2011, you provided me with the comment #2   For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(a) under the 1933 Act (the “A-Filing”).  The A-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment:	Please conform your fee waiver/expense reimbursement disclosures to the requirements of Item 3(e) of Form N-1A.

Response:                      The Trust has revised the disclosure as you have requested.

2.	Comment:
Please revise the disclosure regarding the recoupment feature associated with the expense limitation arrangements to clarify that the recoupment will not be effected if such recoupment will cause the Fund’s expense ratio to exceed the expense cap that was in place at the time the fees and expenses, which are subject to recoupment, were waived and/or reimbursed.

Response:                      The Trust has revised the disclosure as you have requested.

3.	Comment:	Please confirm that the numbers reflected in the Expense Example are correct.

Response:	The Trust has confirmed the accuracy of, and updated as necessary, the numbers reflected in the Expense Example.

Fund Summary – Portfolio Turnover

4.	Comment:	Please remove the last sentence in this section.

Response:	The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies

5.	Comment:	Please revise the second paragraph under this section by adding a period after “convertible into common stock” and deleting the remainder of the sentence.

Response:	The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Risks

6.	Comment:	Please move the second sentence under the “Risks of Investing in Common Stocks” to the beginning of this section.

Response:	The Trust has revised the disclosure as you have requested.

7.	Comment:	Confirm that MLPs may be considered “interest-rate sensitive investments” and, if that is not an accurate categorization, please revise the risk disclosure on MLPs.

Response:
The Adviser has advised the Trust that investing in MLPs will not be a principal investment strategy of the Fund.  Accordingly, the Trust has removed the disclosure pertaining to MLPs from the prospectus.

Additional Information About Risk

8.	Comment:	Please move the descriptive portions of the disclosure on “Risks of Investing in MLPs” to the strategies disclosure.

Response:
The Adviser has advised the Trust that investing in MLPs will not be a principal investment strategy of the Fund.  Accordingly, the Trust has removed the disclosure pertaining to MLPs from the prospectus.

Investment Adviser and Sub-Adviser

9.	Comment:	Please add disclosure on the fee waiver provided by the adviser.

Response:	The Trust has revised the disclosure as you have requested.

Appendix – Sub-Adviser’s Prior Performance

10.	Comment:	Please revise the footnote references in the table to reference the correct footnotes.

Response:	The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Investment Adviser and Sub-Adviser

11.	Comment:	Please add disclosure on the fee waiver provided by the adviser.

Response:	The Trust has revised the disclosure as you have requested

*                      *                       *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively